Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	American Seafoods Holdings LLC and Subsidiaries			American Seafoods Corporation
				Pro Forma
	Year Ended December 31,			Year Ended December 31,
	2001	2002	2003	2003
Earnings (as calculated below)	53,102	62,568	59,652	59,364
Divided by Fixed Charges consisting of interest expense	35,093	39,957	45,325	60,546

Ratio of earnings to fixed charges	1.51	1.57	1.32	0.98

Calculation of Earnings:
Income (loss) before income taxes	18,180	23,012	14,148	(1,361)
Minority Interest	(171)	(401)	179	179
Plus: Fixed charges consisting of interest expense	35,093	39,957	45,325	60,546

	53,102	62,568	59,652	59,364